                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  Simware Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    829219104
                                 (CUSIP Number)

                                   Cliff Moore
                              10725 N. DeAnza Blvd.
                               Cupertino, CA 95014
                                 (408) 973-7171
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    COPY TO:

                               Michael J. Danaher
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300


                                November 2, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D


CUSIP No. 829219104

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      NETMANAGE BID CO.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Nova Scotia
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,858,282
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          6,858,282
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,858,282
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      91.4
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 829219104

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PRESTON DELAWARE ACQUISITION CORPORATION
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,858,282
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          6,858,282
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,858,282
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      91.4
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 829219104

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      NETMANAGE, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      WC, AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,858,282
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          6,858,282
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,858,282
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      91.4
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

        This Schedule 13(D) relates to the Common Shares of Simware Inc. (the "Shares"), a corporation incorporated under the Canada Business Corporations Act (the "Company"). The address of the Company's principal executive offices is 2 Gurdwara Road, Ottawa, Ontario, Canada K2E 1A2.

ITEM 2.    IDENTITY AND BACKGROUND.

        This Schedule 13(D) is filed by Netmanage Bid Co., a Nova Scotia Unlimited Liability Company ("Purchaser"), Preston Delaware Acquisition Corporation, a Delaware Corporation ("Sub") and NetManage, Inc., a Delaware Corporation ("Parent"). The information set forth in Item 2, "Identity and Background," of Purchaser, Parent and Sub's Tender Offer Statement on Schedule 14D-1, dated October 1, 1999, filed with respect to the Shares (the "Schedule 14D-1") is incorporated herein by reference.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth in Item 4, "Source and Amount of Funds or Other Consideration," of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION.

        The information set forth in Item 5, "Purpose of the Tender Offer and Plans or Proposals of the Bidders" of the Schedule 14D-1 is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) As of the date of this filing, Purchaser, Parent and Sub beneficially own, and have sole power to vote or direct the vote for, 6,858,282 Shares, which represent approximately 91.4% of the outstanding Common Shares of the Company.

        (c)  not applicable

ITEM 6.    CONTRACT, ARRANGEMENTS, ETC.

        The information set forth in Item 7, "Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities", of the Schedule 14D-1 is incorporated herein by reference.

ITEM 7.    EXHIBITS.

(1) The Exhibits filed pursuant to Item 11, "Material to be Filed as Exhibits," of the Schedule 14D-1 are incorporated herein by reference.

(2)  Agreement Relating to Joint Filing of Schedule 13(D).

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



November 12, 1999

                                  NETMANAGE BID CO.

                                  /s/ GARY ANDERSON
                                  --------------------------------------
                                  Gary Anderson, Chief Financial Officer



                                  PRESTON DELAWARE ACQUISITION CORPORATION

                                  /s/ GARY ANDERSON
                                  ----------------------------------------
                                  Gary Anderson, Chief Financial Officer



                                  NETMANAGE, INC.

                                  /s/ GARY ANDERSON
                                  ----------------------------------------
                                  Gary Anderson, Chief Financial Officer

                                                                       Exhibit 2

                       AGREEMENT RELATING TO JOINT FILING

                                OF SCHEDULE 13(D)

        The undersigned hereby agree that a single Schedule 13(D) (or any amendment thereto) relating to the Common Shares of Simware Inc. shall be filed on behalf of each of the undersigned and that this Amendment shall be filed as an Exhibit to such Schedule 13(D).



November 12, 1999

                                      NETMANAGE BID CO.

                                      /s/ GARY ANDERSON
                                      --------------------------------------
                                      Gary Anderson, Chief Financial Officer



                                      PRESTON DELAWARE ACQUISITION CORPORATION

                                      /s/ GARY ANDERSON
                                      --------------------------------------
                                      Gary Anderson, Chief Financial Officer



                                      NETMANAGE, INC.

                                      /s/ GARY ANDERSON
                                      --------------------------------------
                                      Gary Anderson, Chief Financial Officer